Exhibit 4.1

AMENDMENT OF THE CATERPILLAR 401(K) PLAN

WHEREAS, Caterpillar Inc. (the "Company") maintains the Caterpillar 401(k) Plan (the "Plan"); and

WHEREAS, the amendment of the Plan is desirable to clarify the definition of compensation, to permit part-time employees to participate in the Plan prior to completion of a year of service, to reflect the establishment of the Benefit Appeals Committee, to provide for the transfer of assets from the Caterpillar Inc. Employees' Investment Plan, and to conform the Plan in the manner requested by the Internal Revenue Service in connection with the Company's request for a favorable determination letter concerning the tax-qualified status of the Plan;

NOW, THEREFORE, by virtue of the power granted to the Investment Plan Committee by Section 11.1 of the Plan, the Plan be and it hereby is amended as follows:

(1)  Section 2.1 of the Plan is amended, effective as of January 1, 2003, to clarify the amounts excluded from Participants' compensation by the deletion of paragraph (c) in the definition of "Compensation" and the substitution of the following new paragraph (c) in lieu thereof:

"(c)  Certain Exclusions. The following items shall be excluded from a Participant's Compensation even if otherwise included under paragraph (a): amounts realized from the exercise of a non-qualified stock option or when restricted stock (or property) either becomes freely transferable or is no longer subject to a substantial risk of forfeiture, amounts realized from the sale, exchange or other disposition of stock acquired under a qualified stock option plan, commissions, foreign service premiums, 6 Sigma pay, contributions or payments under any long-term incentive pay arrangement, short-term incentive pay that is subject to a deferral election under the Caterpillar Inc. Deferred Employees' Investment Plan or a successor plan, short-term incentive pay of an employee that is attributable to a Plan Year for which such employee has made an election to participate in the Caterpillar Inc. Supplemental Employees' Investment Plan or a successor plan, and benefits paid under this Plan or any other employee benefit plan or arrangement, including awards, prizes, noncompete payments, car allowances, relocation expenses, income attributable to the exercise of stock options and severance."

        (2) Section 4.1 of the Plan is amended by the deletion of paragraph (b) and the substitution of the following new paragraph (b) in lieu thereof:

"(b) He is designated on the U.S. payroll of an Employer and receiving income from that Employer that is required to be reported on Form W-2 (or such other form as may be prescribed pursuant to §6041(d) and §6051(a)(3) of the Code);"

(3) Section 4.1 of the Plan is amended by the deletion of paragraph (d) and the substitution of the following new paragraph (d) in lieu thereof:

"(d) He is a Full-Time Employee, or he is a Part-Time Employee who has completed at least 1,000 Hours of Service during his Eligibility Computation Period as determined in accordance with the provisions of Article III;"

(4)  Article III of the Plan is amended by the deletion of Section 3.2, and by renumbering Section 3.3 as Section 3.2.

        (5)  Section 10.8 of the Plan is amended, effective as of July 1, 2003, in the following respects: (i) by the deletion of reference to "Administrator" in each instance in which it appears in paragraphs (b), (c), and (d) and the substitution of reference to "Benefit Appeals Committee" in lieu thereof, and (ii) by the deletion of paragraph (a) and the substitution of the following new paragraph (a) in lieu thereof:

"(a) Filing of Claim. A Participant or Beneficiary, or any other person claiming the right to a benefit of any type under the Plan (a "claimant"), must, as a prerequisite to payment of such benefit, file a claim for such benefit in accordance with the procedures of this Section 10.8, provided that nothing contained herein shall preclude the Administrator or its delegate from establishing procedures for the routine payment of benefits without the filing of a formal claim in undisputed cases. Claims for benefits shall be filed with the Benefit Appeals Committee using forms prescribed by it and shall authorize the Benefit Appeals Committee to conduct such examinations as may be necessary to determine the validity of the claim and to take such steps as may be necessary to facilitate the payment of any benefits to which the claimant may be entitled under the terms of the Plan. All claims for benefit shall be filed not later than one year after the claimant knows, or with the exercise of reasonable diligence would know, of the basis for the claim. Nothing in the preceding sentence shall be construed to permit the forfeiture of any Participant's undisputed benefit solely by reason of the failure to file a claim within any period after such claim becomes payable or otherwise to conflict with Section 9.6."

(6) Section E-1 of Supplement E of the Plan is amended by the deletion of the first sentence and the substitution of the following new sentence in lieu thereof:

      "A portion of the Plan is intended to be a stock bonus plan as defined in Treasury Regulations section 1.401-1(b)(1)(iii) and a non-leveraged employee stock ownership plan ("ESOP") satisfying the requirements of §§401(a), 409, and 4975(e) of the Code."

(7)  Supplement F of the Plan is amended by the deletion of Section F-6 and the substitution of the following new Sections F-5 and F-6 in lieu thereof:

  "F-5  Reserved.

          F-6.  Investment of Transferred Accounts. Following the Merger Date, a Transferred Participant may direct the investment of 401(k) contributions, matchingcontributions and employer nonelective contributions (and earnings thereon) credited to his Transfer Account among the available investment funds in the Plan, in accordance with the provisions of Section 7.4 of the Plan."

(8) The Plan is amended by the addition of Supplements H and I, attached to this Amendment and made a part hereof.

(9) This Amendment shall be effective as of January 1, 2004, unless otherwise provided herein or in the Supplement.

IN WITNESS WHEREOF, the Investment Plan Committee has caused this amendment to be executed by its members on this 19th day of October, 2004.

/s/ J.W. Owens		/s/ S.H. Wunning

/s/ D.R. Oberhelman		/s/ S.C. Banwart

As Investment Plan Committee Members as Aforesaid

SUPPLEMENT H

Provisions Relating to the Transfer of

Account Balances From Caterpillar Inc. Employees' Investment Plan

H-1.  General. On or about February 2, 2004, the account balances of participants in the Caterpillar Inc. Employees' Investment Plan, Part 1 ("EIP Part 1") who were also participants in the Caterpillar Works Tools Inc. 401(k) Profit Sharing Plan or the Caterpillar Paving Products Inc. 401(k) Plan shall be transferred to this Plan and shall be held as a part of this Plan. The provisions of this Supplement H shall apply solely with respect to such participants and their accounts that are transferred to this Plan.

H-2.  Participation. Each management, salaried or non-bargaining hourly employee whose account balance in EIP Part 1 is transferred to this Plan shall become a Participant in the Plan as of the date of transfer of his account balance into this Plan (each, a "Transferred Participant").

H-3.  Contributions. There shall be no Employee or Employer contributions to the Plan under this Supplement H.

H-4. Transfer of Assets. The applicable assets of EIP Part 1 and corresponding liabilities shall be transferred to the trust that funds the Plan. The date upon which assets attributable to a Transferred Participant's account balance are transferred to this Plan shall be a "Transfer Date" with respect to that Participant. The transfer of assets and liabilities described in this paragraph H-4 shall be made in accordance with Sections 401(a)(12) and 414(1) of the Code and regulations thereunder.

H-5.  Transfer of Account Balances. All accounts maintained under EIP Part 1 on behalf of Transferred Participants immediately prior to the Transfer Date shall be adjusted as of that date in accordance with the provisions of EIP. The account balances as so adjusted shall be transferred to the Plan and credited on the Transfer Date to separate "Transfer Accounts" established on behalf of the Transferred Participants. The Plan shall separately account for each Transferred Participant's after-tax contributions and matching contributions related to a Transferred Participant's after-tax contributions. Each Transferred Participant's accounts shall be subject to the provisions of the Plan, including this Supplement H, and shall be treated at all times in a manner that complies with Section 411(d)(6) of the Code and regulations thereunder.

H-6.  Investment of Transferred Accounts. As of the Transfer Date, Caterpillar stock in EIP Part 1 will be transferred into the Company Shares Fund in the Plan, and the value of assets in the Government Short-Term Investment Fund of EIP Part 1 will be transferred into a money market fund in the Plan. After the Transfer Date, a Transferred Participant who has attained age 40 may direct the investment of his Transfer Account among the available investment funds in the Plan (other than investment in the self-directed brokerage account), in accordance with the provisions of Section 7.4 of the Plan. The Transfer Account of a Transferred Participant who has not attained age 40 as of the Transfer Date will remain invested in the Company Shares Fund and the money market fund or its equivalent until such Participant attains age 40.

H-7.  Vesting. A Transferred Participant shall be fully vested at all times in his Transfer Account.

H-8.  Distributions and Withdrawals. Benefits payable on or after the Transfer Date to or on account of any Transferred Participant who, prior to the Transfer Date, was receiving installment payments or making periodic withdrawals shall continue to be paid in the same manner under the Plan. A Transferred Participant may withdraw any part or all of his Transfer Account, at any time, in accordance with uniform rules and procedures established by the Plan Administrator. A Transferred Participant may borrow against his Transfer Account, in accordance with the provisions of Section 9.10. Upon Termination of Employment or death of a Transferred Participant, the balance of his Transfer Account shall be paid in the manner and at such time as determined in accordance with the provisions of Article IX of the Plan.

H-9.  Use of Terms. Capitalized terms not defined in this Supplement shall have the same meanings as those terms are defined in the Plan. Terms that are not capitalized shall have the same meanings as those terms are defined or used in EIP Part 1 as of the Transfer Date, unless the context clearly indicates otherwise.

SUPPLEMENT I

Minimum Distribution Requirements

I-1.  General Rules. The provisions of this Supplement I shall apply for purposes of determining required minimum distributions for calendar years beginning on or after January 1, 2003 (the effective date of the Plan). The requirements of this Supplement I will take precedence over any inconsistent provisions of the plan, to the extent such provision would result in a violation of the requirements of this Supplement I. All distributions required under this Supplement shall be determined and made in accordance with the Treasury Regulations under Section 401(a)(9) of the Code, except that distributions may be made under a designation made before January 1, 1984, in accordance with Section 242(b) of the Tax Equity and Fiscal Responsibility Act (TEFRA) and the provisions of the plan that relate to Section 242(b)(2) of TEFRA.

I-2.  Time and Manner of Distribution.

(a)	Required Beginning Date. The Participant's entire interest must be distributed, or begin to be distributed, to the Participant no later than the Participant's required beginning date.

(b)	Death of Participant Before Distributions Begin. If the Participant dies before distributions begin the Participant's entire interest must be distributed, or begin to be distributed, no later than as follows:

(i)	If the Participant's surviving spouse is the Participant's sole designated beneficiary, distributions to the surviving spouse must begin by December 31 of the calendar year immediately following the calendar year in which the Participant died or by December 31 of the calendar year in which the Participant would have attained age 70 1/2, if later.

(ii)	If the Participant's surviving spouse is not the Participant's sole designated beneficiary, distributions to the designated beneficiary must begin by December 31 of the calendar year immediately following the calendar year in which the Participant died.

(iii)	If there is no designated beneficiary as of September 30 of the year following the year of the Participant's death, the Participant's entire interest must be distributed by December 31 of the calendar year containing the fifth anniversary of the Participant's death.

(iv)	If the Participant's surviving spouse is the Participant's sole designated beneficiary and the surviving spouse dies after the Participant but before distributions to the surviving spouse begin, this Section I-2, other than Section I-2(a), will apply as if the surviving spouse were the Participant.

For purposes of this Section I-2 and Section I-4, unless Section I-2(b)(iv) applies, distributions are considered to begin on the Participant's required beginning date. If Section I-2(b)(iv) applies, distributions are considered to begin on the date distributions are required to begin to the surviving spouse under Section I-2(b)(i). If distributions under an annuity purchased from an insurance company irrevocably commence to the Participant before the Participant's required beginning date (or to the Participant's surviving spouse before the date distributions are required to begin to the surviving spouse under Section I-2(b)(i)), the date distributions are considered to begin is the date distributions actually commence.

(c)	Forms of Distribution. Unless the Participant's interest is distributed in the form of an annuity purchased from an insurance company or in a single sum on or before the required beginning date, as of the first distribution calendar year distributions must be made in accordance with Sections I-3 and I-4 of this Supplement. If the Participant's interest is distributed in the form of an annuity purchased from an insurance company, distributions thereunder must be made in accordance the requirements of Section 401(a)(9) of the Code and the Treasury regulations.

I-3.  Required Minimum Distributions During Participant's Lifetime.

(a)	Amount of Required Minimum Distribution For Each Distribution Calendar Year. During the Participant's lifetime, the minimum amount that must be distributed for each distribution calendar year is the lesser of:

(i)	the quotient obtained by dividing the Participant's account balance by the distribution period in the Uniform Lifetime Table set forth in Section 1.401(a)(9)-9 of the Treasury regulations, using the Participant's age as of the Participant's birthday in the distribution calendar year; or

(ii)	if the Participant's sole designated beneficiary for the distribution calendar year is the Participant's spouse, the quotient obtained by dividing the Participant's account balance by the number in the Joint and Last Survivor Table set forth in Section 1.401(a)(9)-9 of the Treasury regulations, using the Participant's and spouse's attained ages as of the Participant's and spouse's birthdays in the distribution calendar year.

(b)	Lifetime Required Minimum Distributions Continue Through Year of Participant's Death. Required minimum distributions will be determined under this Section I-3 beginning with the first distribution calendar year and up to and including the distribution calendar year that includes the Participant's date of death.

I-4.  Required Minimum Distributions After Participant's Death.

(a)	Death On or After Date Distributions Begin.

(i)	Participant Survived by Designated Beneficiary. If the Participant dies on or after the date distributions begin and there is a designated beneficiary, the minimum amount that must be distributed for each distribution calendar year after the year of the Participant's death is the quotient obtained by dividing the Participant's account balance by the longer of the remaining life expectancy of the Participant or the remaining life expectancy of the Participant's designated beneficiary, determined as follows:

(A)	The Participant's remaining life expectancy is calculated using the age of the Participant in the year of death, reduced by one for each subsequent year.

(B)	If the Participant's surviving spouse is the Participant's sole designated beneficiary, the remaining life expectancy of the surviving spouse is calculated for each distribution calendar year after the year of the Participant's death using the surviving spouse's age as of the spouse's birthday in that year. For distribution calendar years after the year of the surviving spouse's death, the remaining life expectancy of the surviving spouse is calculated using the age of the surviving spouse as of the spouse's birthday in the calendar year of the spouse's death, reduced by one for each subsequent calendar year.

(C)	If the Participant's surviving spouse is not the Participant's sole designated beneficiary, the designated beneficiary's remaining life expectancy is calculated using the age of the beneficiary in the year following the year of the Participant's death, reduced by one for each subsequent year.

(ii)	If the Participant dies on or after the date distributions begin and there is no designated beneficiary as of September 30 of the year after the year of the Participant's death, the minimum amount that must be distributed for each distribution calendar year after the year of the Participant's death is the quotient obtained by dividing the Participant's account balance by the Participant's remaining life expectancy calculated using the age of the Participant in the year of death, reduced by one for each subsequent year.

(b)	Death Before Date Distributions Begin.

(i)	Participant Survived Designated Beneficiary. If the Participant dies before the date distributions begin and there is a designated beneficiary, the minimum amount that must be distributed for each distribution calendar year after the year of the Participant's death is the quotient obtained by dividing the Participant's account balance by the remaining life expectancy of the Participant's designated beneficiary, determined as provided in Section I-4(a).

(ii)	No Designated Beneficiary. If the Participant dies before the date distributions begin and there is no designated beneficiary as of September 30 of the year following the year of the Participant's death, distribution of the Participant's entire interest must be completed by December 31 of the calendar year containing the fifth anniversary of the Participant's death.

(iii)	Death of Surviving Spouse Before Distributions to Surviving Spouse Are Required to Begin. If the Participant dies before the date distributions begin, the Participant's surviving spouse is the Participant's sole designated beneficiary, and the surviving spouse dies before distributions are required to begin to the surviving spouse under Section I-2(b)(i), this Section I-4(b) will apply as if the surviving spouse were the Participant.

I-5.  Definitions.

(a)	"Designated beneficiary" means the individual who is designated as the beneficiary under the plan and is the designated beneficiary under Section 401(a)(9) of the Code and Section 1.401(a)(9)-1, Q&A-4, of the Treasury regulations.

(b)	"Distribution calendar year" means a calendar year for which a minimum distribution is required. For distributions beginning before the Participant's death, the first distribution calendar year is the calendar year immediately preceding the calendar year which contains the Participant's required beginning date. For distributions beginning after the Participant's death, the first distribution calendar year is the calendar year in which distributions are required to begin under Section I-2(b). The required minimum distribution for the Participant's first distribution calendar year must be made on or before the Participant's required beginning date. The required minimum distribution for other distribution calendar years, including the required minimum distribution for the distribution calendar year in which the Participant's required beginning date occurs, must be made on or before December 31 of that distribution calendar year.

(c)	"Life expectancy" means life expectancy as computed by use of the Single Life Table in Section 1.401(a)(9)-9 of the Treasury regulations.

(d)	"Participant's account balance" means the account balance as of the last valuation date in the calendar year immediately preceding the distribution calendar year (valuation calendar year) increased by the amount of any contributions made and allocated or forfeitures allocated to the account balance as of dates in the valuation calendar year after the valuation date and decreased by distributions made in the valuation calendar year after the valuation date. The account balance for the valuation calendar year includes any amounts rolled over or transferred to the plan either in the valuation calendar year or in the distribution calendar year if distributed or transferred in the valuation calendar year.

(e)	"Required beginning date" means:

(i)	for a Participant who is not a 5% owner (as defined under Section 416(i)(1) of the Code), April 1 of the calendar year following the year in which occurs the later of the Participant's: (A) termination of employment with an Employer; or (B) attainment of age 70-1/2; and

(ii)	for a Participant who is a 5% owner (as defined under Section 416(i)(1) of the Code), April 1 of the calendar year following the calendar year in which the Participant attains age 70-1/2, or such other date as may be prescribed by applicable law or regulations.